INTEGRAL TECHNOLOGIES, INC.
2605 Eastside Park Road, Suite 1
Evansville, Indiana 47715

April 26, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Geoff Cruzek – Senior Attorney
Caleb French – Law Clerk

Re:	Integral Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2015
Response Dated March 28, 2016
File No. 000-28353

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated April 8, 2016 (the "Comment Letter") relating to the Form 10-K for the Fiscal Year ended June 30, 2015 (the “Form 10-K”) of Integral Technologies, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Response Dated March 28, 2016

1.	We note your response to prior comment 1. Please expand your response to clarify the identity of the third party to which you refer, the “terms of the proposed agreement between the parties,” and how those terms changed as a result of subsequent discussions with the counterparty.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the name of the third party to the agreement is BASF USA (the “Licensee”).  The Company has advised us that it verbally agreed in principle with the Licensee to numerous business terms involving the licensing of the Company’s products, including, but not limited to, license fees, the scope of the license, the territory of the license and ownership of any products.  It was the Company’s understanding that the Licensee was to have exclusive rights to the Company’s intellectual property portfolio with the exception of certain patents, the Company would retain the rights to sell its products within North America and Licensee would not have the right to manufacture within this territory.  After this agreement in principle was reached between the parties, the Company received documentation from the Licensee which did not accurately reflect the business terms which had previously been agreed to. For instance, the documentation received stated that the Licensee would have exclusive manufacturing rights, the Company would not have the ability to sell its products, the Licensee would obtain the rights to the intellectual property after a period of time and the obligation to pay royalties would extinguish after the intellectual property was transferred.   The Company is currently working with the Licensee to work though the discrepancies in the business terms that were previously agreed to so definitive documentation can be executed between the parties.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (360) 752-1982 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Doug Bathauer

Doug Bathauer
Chief Executive Officer

cc:	Marc J. Ross, Sichenzia Ross Friedman Ference LLP